BB 9/3

TC 9/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00


03053231

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-02 (MM/DD/YY) AND ENDING 06-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Portfolio Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Keith Street
(No. and Street)

Copiague (City) New York (State) 11726 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton (631) 789-2688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sands + Company P.C.
(Name – *if individual, state last, first, middle name*)

5 Fifth Avenue (Address) Bay Shore (City) NY (State) 11706 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL


RECD S.E.C.
AUG 29 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Roy Kirton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Portfolio Corp., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A. HARMAN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01HA4874074
QUALIFIED IN SUFFOLK COUNTY
TERM EXPIRES OCT. 20, 2006

Carol A. Harman
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

ANNUAL AUDITED FOCUS REPORT

FORM X-17A-5

PART IIA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2005
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

Pioneer Portfolio Corp. [13]

SEC FILE NO.

8-35899 [14]

FIRM I.D. NO.

11-2778039 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

20 Reith Street [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

07/01/02 [24]

Copiague [21] NY [22] 11726 [23]

(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)

06/30/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton [30]

(Area Code) — Telephone No.

(631) 789-2688 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32] [33]

[34] [35]

[36] [37]

[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of August, 20 03

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sands + Company P.C. [70]

ADDRESS

5 Fifth Avenue [71]	Bay Shore [72]	NY [73]	11706 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/03 [99]
SEC FILE NO. 8-35899 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ [200]		$ 9,801 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	[600]	20,046 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ [540]	$ [740]	$ 29847 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 6-30-03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other	▼10	[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	[1385]	1,391 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders ▼9	$ [970]			
2. includes equity subordination (15c3-1(d)) of . . .	$ [980]			
B. Securities borrowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of . . .	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ 1391 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	▼15	$ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		30,000 [1792]
C. Additional paid-in capital		1,000 [1793]
D. Retained earnings		2,456 [1794]
E. Total		[1795]
F. Less capital stock in treasury	▼16	(5000) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 28,456 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 29,847 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 6-30-03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 28456	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			28456	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 28456	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 28456	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 28,456	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp. as of 6-30-03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	234560	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,391	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	1,391	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	4.89 %	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp

For the period (MMDDYY) from 07-01-02 [3932] to 06-30-03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		29,664	3939
d. Total securities commissions		29,664	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ 29,664	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		1,218	4195
15. Other expenses		42,473	4100
16. Total expenses		$ 43,691	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (14,027)	4210
18. Provision for Federal income taxes (for parent only)		2,800	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (16,827)	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 2,289	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp

For the period (MMDDYY) from 07-01-02 to 6-30-03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 19,283	4240
A. Net income (loss)			(16,827)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 2,456	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 06-30-03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ 4335 ______ 4570
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 ______ 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

ADDITIONAL SUPPLEMENTAL INFORMATION

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

August 13, 2003

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Reconciliation of any material differences between the Audited Computation of Net Capital and the corresponding Unaudited Part IIA.

Report describing any material inadequacies found to exist or found to have existed since date of previous audit.

To The Board of Directors:

Pleased be advised that during the course of our audit engagement there were no material differences between the adjusted net capital requirement per 15C3-1 computation as prepared by Pioneer Portfolio Corporation on its Focus Report for the quarter ended June 30, 2003, and the computation prepared by this accounting firm on the audited annual Focus Report.

Furthermore, no material inadequacies existed in the accounting system, internal accounting control, and procedures for safeguarding securities of Pioneer Portfolio Corporation for the year ended June 30, 2003.

Sands & Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

SCHEDULE III

August 13, 2003

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

To The Board of Directors:

With respect to the above referenced Reconciliation, please be advised that, as a single reporting entity with no consolidation with any other entity, there would be no need for the above referenced procedure.

Sands + Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

SCHEDULE IV

August 13, 2003

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Computation for Determination of Reserve Requirements pursuant to Rule 15C 3-3

To The Board of Directors:

Please be advised that you are not subject to the Reverse Requirements and the Possession or Control Requirements under Rule 15C 3-3 due to the fact that you do not clear transactions for customers of carry customer accounts.

Sands + Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

SCHEDULE V

PIONEER PORTFOLIO CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15 C 3 - 1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2003

Cash in bank	$ 9,801
Accounts receivable	20,046
Total current assets	29,847
Accrued expenses	1,391
Total current liabilities	1,391
Adjusted net capital	28,456
Minimum net capital	5,000
Excess net capital	$ 23,456

Sands & Co

PIONEER PORTFOLIO CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED JUNE 30, 2003

Contents	Page

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

INDEPENDENT AUDITOR'S REPORT

August 13, 2003

The Board of Directors and Stockholders of
Pioneer Portfolio Corporation

We have audited the accompanying statement of financial condition of Pioneer Portfolio Corporation as of June 30, 2003, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Portfolio Corporation as of June 30, 2003 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchanges Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sands & Co

PIONEER PORTFOLIO CORPORATION
FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Current assets:	
Cash	$ 9,801
Accounts receivable	20,046
Total current assets	29,847
Furniture and fixtures net of accumulated depreciation of $15,430 - Note 1	-
Total assets	$ 29,847

LIABIITIES & STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued expenses	$ 1,391
Total liabilities	1,391
Stockholders' equity:	
Common stock - 30 shares authorized, and issued	30,000
Additional paid in capital	1,000
Retained earnings	2,456
	33,456
Less: Treasury stock, 20 shares at cost	5,000
Total stockholders' equity	28,456
Total liabilities and stockholders' equity	$ 29,847

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2003

Revenue:	
Commissions	$ 29,664
Operating expenses:	
N.A.S.D. fees	1,218
Telephone	18,960
Professional fees	1,400
Rent	12,000
Office and miscellaneous	8,413
	41,991
Loss from operations	(12,327)
Provision for income tax expense	4,500
Net Income	$ (16,827)

The accompanying Notes to Financial Statements are an integral part of the financial statements.

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

Retained earnings - beginning	$ 19,283
Net (Loss)	(16,827)
Retained earnings - ending	$ 2,456

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:	
Net Loss	$ (16,827)
(Increase) Decrease in:	
Loans	26,740
Accounts receivable	(20,046)
Increase (Decrease) in:	
Accrued expenses	1,391
Net cash used in operating activities	(8,742)
Cash flows from financing activities:	
Increase (Decrease) in:	
Additional paid in capital	1,000
Net cash provided by financing activities	1,000
Net decrease in cash	(7,742)
Cash at beginning of year	17,543
Cash at end of year	$ 9,801

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 4,500

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
Notes to Financial Statements
For the Year Ended June 30, 2003

Note 1. - Nature of the Business and Summary of Significant Accounting Policies

The Company's principal business is that of a registered broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC).

(a) Income Recognition - Income is recognized at the completion of each brokered transaction.

(b) Furniture and Fixtures - Furniture and fixtures are stated at cost. Depreciation has been calculated on a straight line basis over a five (5) year useful life.

(c) Income Taxes - Income tax expense includes federal and state taxes currently payable. This corporation is taxed as a "C" Corporation.

Note 2. - Related Party Transactions

The Company has a related stockholder with Pioneer Services, Inc. a non-registered company. The related party shares office space, on a month to month basis and charges various overhead expenses to the Company.

Note 3. - Income Taxes

The Company's provision for income taxes reflects amounts currently payable to the taxing authorities. There were no transactions that would cause the Company to record deferred income taxes.

The Company, for federal income tax purposes, is considered a member of a controlled group. Pursuant to Internal Revenue Code, the members of this controlled group of corporations consented that the Company's income be apportioned to the lowest tax bracket for the fiscal year ending June 30, 2003.

PIONEER PORTFOLIO CORPORATION
Notes to Financial Statements
For the Year Ended June 30, 2003

Note 4. - Regulations

As a registered broker-dealer, Pioneer Portfolio Corporation is subject to the requirements of rule 15C 3 -1 under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its aggregate indebtedness from exceeding 15 times its net capital. On June 30, 2003, the Company's aggregate indebtedness and net capital, as defined were $1,391 and $28,456 respectively.

The minimum required net capital for Pioneer Portfolio Corporation is $5,000.

SUPPLEMENTAL INFORMATION